Filed Pursuant to Rule 424(b)(7)
File No. 333-149981

PROSPECTUS SUPPLEMENT

(to Prospectus dated April 23, 2008)

$23,250,000 5.75% Senior Convertible Notes and

8,920,205 Shares of Common Stock

This prospectus supplement supplements the prospectus dated April 23, 2008 of Cell Therapeutics, Inc. relating to the resale from time to time by selling securityholders of the notes and the common stock issuable upon conversion of the notes, to add additional selling securityholders as named herein. This prospectus supplement is not complete without, and may not be utilized or delivered except in connection with, the prospectus, including any amendments or supplements thereto.

Investing in the notes or our common stock involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 8 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus supplement is dated May 13, 2008.

SELLING SECURITYHOLDERS

We issued the notes and shares of common stock offered by this prospectus in a private placement in December 2007. We are registering the notes and the common stock on behalf of the selling securityholders named in the table below. The selling securityholders may from time to time offer and sell any or all of the notes and the common stock.

The following table and related footnotes contain information as of March 27, 2008 and supplements the table of selling securityholders and related footnotes appearing under the heading “Selling Securityholders” beginning on page 38 of the prospectus with respect to the selling securityholder and the principal amount of notes and the number of shares of common stock beneficially owned by the selling securityholder that may be offered using the prospectus and this prospectus supplement. The information set forth in the table below regarding the selling securityholder identified in the table supersedes the information set forth in the prospectus. We prepared this table based on information supplied to us by the selling securityholder named in the table.

The selling securityholders may sell all, some or none of their shares in this offering. See “Plan of Distribution” on page 40 of the prospectus

Any selling securityholder that is identified as a broker-dealer will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, unless such selling securityholder obtained the security as compensation for services. In addition, any affiliate of a broker-dealer will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, unless such selling securityholder purchased in the ordinary course of business and, at the time of its purchase of the security to be resold, did not have any agreements or understandings, directly or indirectly, with any person to distribute the security. As a result, any profits on the sale of securities by selling securityholders who are deemed to be “underwriters” and any discounts, commissions, or concessions received by any such broker-dealers who are deemed to be “underwriters” will be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be “underwriters” will be subject to prospectus delivery requirements of the Securities Act and to certain statutory liabilities, including, but not limited to, those under Sections 11,12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

Selling Securityholder	Principal Amount at Maturity of Notes Beneficially Owned That May be Sold	Percentage of Notes Outstanding After Offering (1)	Number of Shares of Common Stock That May be Sold (2)	Shares Beneficially Owned Prior to this Offering (3)	Shares Beneficially Owned After Completion of this Offering	Percentage of Common Stock Outstanding After Completion of this Offering (4)
Oaktree Capital Management, L.P. (5)(6)(7)	$4,000,000	–	1,333,334	1,333,334	–	–
AHFP Context	$22,000	–	7,333	7,333	–	–
CASAM Context Offshore Advantage Fund Limited	$138,000	–	46,000	46,000	–	–
Finch Tactical Plus Class B	$25,000	–	8,333	8,333	–	–
ALTMA Fund SICAV PLC in Respect of the Grafton Sub Fund	$175,000	–	58,333	58,333	–	–
Context Advantage Master Fund, LP	$615,000	–	205,000	205,000	–	–
Institutional Benchmarks Series (Master Feeder) Limited in Respect of Alcor Series	$25,000	–	8,333	8,333	–	–
Lyxor/Context Fund Ltd. (8)	–	–	71,000	71,000	–	–
Worldwide Transactions Limited	–	–	12,333	12,333	–	–
Any other holder of notes or future transferee, pledgee, donee, or successor of any holder (9)	–	–	–	–	–	–

S-1

(1)	Calculated based on $23,000,000 aggregate principal amount of notes remaining outstanding as of May 12, 2008.
(2)	Includes 1,749,987 shares of common stock into which the notes listed in the table are convertible. Assumes conversion of all of the holder’s notes at a conversion ratio of approximately 333.333 shares of common stock per $1,000 in principal amount of the notes, or a conversion price of approximately $3.00 per share. However, this conversion price will be subject to additional adjustment as described under “Description of Notes—Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.
(3)	Does not include any shares of common stock issuable upon the conversion of our outstanding convertible debt or other convertible securities owned by a holder, other than the 5.75% Convertible Senior Notes being registered here.
(4)	Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 118,634,874 shares of common stock outstanding as of May 12, 2008. We did not assume the issuance of any other shares issuable upon exercise of outstanding warrants or options or conversion of any outstanding convertible notes.
(5)	Includes notes with an aggregate principal amount of $4,000,000 held by holder originally included in the underlying prospectus dated April 23, 2008; the information in this table regarding the holder supersedes the information provided for such holder in the selling securityholder table in the underlying prospectus.
(6)

Acts as agent for the following selling securityholders with ownership as indicated: OCM High Income Convertible Limited Partnership holds $94,000 aggregate principal amount of Notes convertible into 31,333 shares of common stock; High Income Convertible Fund II Limited Partnership holds $217,000 aggregate principal amount of Notes convertible into 72,333 shares of common stock; OCM Global Securities Fund—High Income holds $59,000 aggregate principal amount of Notes convertible into 19,667 shares of common stock; San Diego County Retirement Association—High Income Convertible holds $35,000 aggregate principal amount of Notes convertible into 11,667 shares of common stock; Microsoft Capital Group, LP (High Income) holds $241,000 aggregate principal amount of Notes convertible into 80,333 shares of common stock; Ace Tempest Reinsurance Ltd.—High Income holds $260,000 aggregate principal amount of Notes convertible into 86,667 shares of common stock; Tripar Partnership—High Income holds $260,000 aggregate principal amount of Notes convertible into 86,667 shares of common stock; General Motors Foundation Inc. holds $60,000 aggregate principal amount of Notes convertible into 20,000 shares of common stock; Richard King Mellon Foundation holds $185,000 aggregate principal amount of Notes convertible into 61,667 shares of common stock; GMAM Investment Funds Trust II holds $864,000 aggregate principal amount of Notes convertible into 288,000 shares of common stock; The Long Term Investment Trust (AT&T) holds $847,000 aggregate principal amount of Notes convertible into 282,333 shares of common stock; Virginia Retirement System—

S-2

High Income holds $416,000 aggregate principal amount of Notes convertible into 138,667 shares of common stock; and Arch Reinsurance holds $462,000 aggregate principal amount of Notes convertible into 154,000 shares of common stock. Oaktree Capital Management, L.P. is the investment manager for each of these entities. It does not own any equity interest in these selling securityholders, but has voting and dispositive power over the aggregate principal amount of Notes for each.

(7)	Oaktree Capital Management, L.P. is the investment manager of each selling securityholder listed in footnote (5) above. Oaktree Capital Management, L.P. is the majority owner of OCM Investments, LLC, a broker-dealer.
(8)	Lyxor/Context Fund Ltd. is an asset management company owned by Societe Generale, a broker-dealer.
(9)	All notes issued and shares issuable upon conversion of the notes have been accounted for amongst the selling securityholders named in this prospectus supplement and the accompanying prospectus.

S-3